Filed by RELX PLC

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 1-13334

Subject Company: RELX NV

Commission File No.: 1-13688

Date: February 15, 2018

The following is an excerpt from the transcript of the Full Year 2017 RELX PLC Earnings Presentation held on February 15, 2018.

FEBRUARY 15, 2018 / 9:00AM, REL.L - Full Year 2017 Relx PLC Earnings Presentation

C O R P O R A T E     P A R T I C I P A N T S

Anthony John Habgood RELX Group plc—Non-Executive Chairman

Erik Engstrom RELX PLC—CEO & Executive Director

Nicholas L. Luff RELX PLC—CFO & Executive Director

C O N F E R E N C E     C A L L     P A R T I C I P A N T S

Adam Ian Berlin UBS Investment Bank, Research Division—Director and Equity Research Analyst

Christopher Anton Giles Collett Deutsche Bank AG, Research Division—Research Analyst

Ian Richard Whittaker Liberum Capital Limited, Research Division—Head of European Media Research

Katherine Tait Goldman Sachs Group Inc., Research Division—Associate

Matthew John Walker Crédit Suisse AG, Research Division—Research Analyst

Nick Michael Edward Dempsey Barclays PLC, Research Division—Research Analyst

Patrick Thomas Wellington Morgan Stanley, Research Division—MD and Head of the European Media Equity Research

Richard Eary UBS Investment Bank, Research Division—Executive Director and Head of European Media Team

Ruchi Malaiya BofA Merrill Lynch, Research Division—VP and Senior Analyst

Sami Kassab Exane BNP Paribas, Research Division—Media Research Director, Co-Head of the European Media Team & Analyst of Media

Steven Craig Thomas Liechti Investec Bank plc, Research Division—Media Analyst

P R E S E N T A T I O N

Anthony John Habgood—RELX Group plc—Non-Executive Chairman

So good morning, everyone, and welcome to RELX’s 2017 results presentation. Thank you very much for coming in. And for those of you on our webcast, thank you for dialing in.

You will have seen we’ve had a pretty busy few months, so there is quite a lot today to talk through.

Firstly, and most important, I’m pleased to be able to report that we’ve had another good year with trading continuing to be on track across all of our 4 businesses. Overall, we had good growth in underlying revenue and adjusted operating profit. In sterling, adjusted earnings per share was up 12%, and in euros, up 5%. And we’re proposing a dividend increase of 10% in sterling and 6% in euros.

Secondly, we announced today that we’re proposing a set of measures that will further simplify our corporate structure into a single parent company, RELX PLC, after 25 years as a dual-listed corporation. We believe that our dual listing no longer serves any purpose, and that this is a natural next step for RELX Group, removing unnecessary complexity and increasing transparency. For the avoidance of doubt, there will be no changes to the locations of RELX Group or its 4 business areas, and there’ll be no impact on the economic interests of any shareholders in PLC or NV. And there will be no change in our corporate strategy.

Thirdly, you will, I’m sure, also all have noticed that since the year-end, we’ve announced the intention to acquire ThreatMetrix for GBP 580 million. I believe this acquisition is a great fit with our very successful fast-growing risk business, and we’re hoping to complete that acquisition next week.

In the meantime, we also announced the GBP 700 million buyback program for 2018, and we continue to refresh our boards. In September, we welcomed Suzanne Wood as a nonexecutive director. Suzanne is a U.S. citizen, Group Finance Director of Ashtead Group and brings extensive board experience from both sides of the Atlantic. She is proving to be a strong addition to our boards.

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FEBRUARY 15, 2018 / 9:00AM, REL.L - Full Year 2017 Relx PLC Earnings Presentation

So we’ve got lots happening, and I will now hand over to Erik and Nick, who will take you through the results presentation and the proposed simplification of our corporate structure.

Erik Engstrom—RELX PLC—CEO & Executive Director

Well, thank you, Anthony. Good morning, everybody. Thank you for coming and for taking the time to be here today. As you’ve probably seen from our press release this morning, our positive financial performance continued throughout 2017 with underlying revenue growth across all 4 business areas and with underlying profit growth ahead of underlying revenue growth. We continued to make good progress on our #1 strategic priority, the organic development of increasingly sophisticated analytics and decision tools. And this morning, we also announced the further simplification of our corporate structure.

In 2017, our underlying revenue growth was 4%, underlying adjusted operating profit growth was 6% and earnings per share growth at constant currencies was 7%.

Our overall financial performance was consistent with recent trends across our 4 key financial metrics: underlying revenue growth, underlying adjusted operating profit growth, adjusted earnings per share and return on invested capital. All 4 business areas again delivered underlying revenue growth as well as underlying operating profit growth. So let’s look at the results for each business area.

Our STM business grew 2%, in line with prior year, with key business trends remaining positive. In STM primary research, which represents just over half of the division’s revenues when you include both subscription and transactional revenues, we continued to enhance customer value by building out broader content sets, more sophisticated analytics and evolving our technology platforms. So far in 2018, subscription renewals are in line with recent years. The percentage of renewals that have been completed as of today is the same as the average percentage by the middle of February over the past 5 years, and the built-in growth rates in the renewed contracts are also at the same level. New sets of research subscriptions have started the year well ahead of mid-February 2017.

In total, we now have well over 5,000 institutional customers globally that have contracts for a broad collection of subscription journals, a number that continued to increase by a few hundred institutions during 2017, in line with historical trends.

The number of articles that we published under [a deeper] article open access model continued to grow double digits, and our market share under this model has now doubled over the past 4 years.

Databases and tools, which represent just over 20% of Elsevier revenues, continued to drive growth in the mid to high single digits across market segments. Scopists added a few hundred new institutional customers last year and is now also approaching 5,000 total customers.

Electronic reference, which represents just under 10%, had a mixed year. Print books, which now represent around 10% of Elsevier’s revenues, saw sales declines and return rates back at historical levels in 2017.

And print pharma promotion, which represent less than 5%, declined in line with historical trends after stronger 2016.

Going forward, our customer environment remains largely unchanged. Overall, we expect another year of modest online revenue growth, with underlying profit growth continuing to exceed underlying revenue growth.

Risk & Business Analytics grew 8% and revenue growth remains strong across all key segments.

In Insurance, which represents about 40% of the division’s revenues, growth was driven by enhanced analytics, extension of data sets and by further expansion in adjacent verticals. The market environment returned to historical trends in the fourth quarter after having been not quite as favorable earlier in the year. So far in 2018, the Insurance market environment has remained in line with historical trends.

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FEBRUARY 15, 2018 / 9:00AM, REL.L - Full Year 2017 Relx PLC Earnings Presentation

We announced this morning that we’re proposing a set of measures that will further simplify our corporate structure, moving from the current dual parent holding company structure to a single parent.

Our corporate structure has evolved over time, and this simplification follows the significant measures that were complete in 2015. We believe that this is the natural next step for RELX, removing complexity that no longer serves any purpose and increasing transparency. There’ll be no change to the locations of activities or staffing levels of RELX Group or its 4 business areas as a result of these measures. There is no change to our strategy, and we expect the simplification to be cost and profit neutral for RELX Group, both before and after tax.

And I will now hand over to Nicholas, our CFO, who will talk you through our results and our corporate structure simplification in more detail. I’ll be back afterwards for a quick wrap-up and our usual Q&A.

Nicholas L. Luff – RELX PLC – CFO & Executive Director

Thank you, Erik. Good morning, everyone. Let me start by expanding on the financial highlights. As Erik said, underlying revenue growth of 4% was maintained in 2017. Growth in underlying adjusted operating profit was ahead of revenue growth at 6%, resulting in a margin improvement of 40 basis points.

Growth in earnings per share at constant currencies was 7%, ahead of profit growth, reflecting a lower interest charge, a slightly lower effective tax rate and the impact of the share buyback program, all partly offset by a drag from disposals.

Return on invested capital improved to 13.1%. Cash conversion was again strong at 96%. Leverage was 2.2x EBITDA adjusted for pension and leases, in line with the prior year. The equalized full year dividends, up 10% for the PLC in sterling and up 6% for the NV in euros. 2017 share buybacks totaled GBP 700 million.

Turning to the income statement. 4% underlying revenue growth gave us 2% constant currency growth, the result of disposals and acquisitions are cycling out, more than offsetting the contribution from acquisitions. Sterling was weaker on average in 2017 compared with 2016, the effect of which was to benefit sterling reported revenue growth by 5%, giving the total growth of 7%. Adjusted operating profit increased by 6% on an underlying basis. After portfolio effects, constant currency profit growth was 3%. The sterling figure was then boosted by currency again by 5%, resulting an 8% overall growth to get total operating profit of GBP 2.3 billion and delivering the improved margin of 31.1%.

The interest charge reduced, a result of lower average interest rates. The average rate paid in gross debt was 3.2%, 0.6 percentage points lower than the prior year.

The tax rate on adjusted profit declined slightly to 22.5%, resulting in adjusted net profit just over GBP 1.6 billion, up 10%.

Reported net profit was up significantly, which is under GBP 1.7 billion, a result of an exceptional noncash tax credit of GBP 346 million, arising from U.S. tax reforms.

Going forward, we assess the impact of tax change in U.S. and other relevant jurisdictions to be a small net positive for RELX Group, although not significant to the adjusted effective tax rate or to cash taxes paid.

The average share count was down by 2% due to the share buyback, converting 5% constant currency net profit growth to 7% constant currency earnings per share growth. The year-on-year weakness of the pound bended adjusted earnings per share, and sterling was up 12% to 81p. Conversely, growth of the euro strength resulted in a slightly lower euro denominated EPS growth of 5% to EUR 92.3. Reported earnings per share were inflated by the exceptional tax credit I just talked about.

In terms of the business areas, you can see how all 4 years contributed to the overall revenue performance, with the Risk & Business Analytics and Exhibitions continuing to deliver strong underlying growth. Disposals were a drag on overall growth, in particular for Risk, where we continue to divest assets to do the favorable strategy. Cycling decreased Exhibitions’ revenue growth by 6 percentage points.

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FEBRUARY 15, 2018 / 9:00AM, REL.L - Full Year 2017 Relx PLC Earnings Presentation

Next, I want to briefly highlight the impact of changes in accounting status that will apply for 2018. There are 3 of these standards we’re already adopting this year, albeit the effect of one of them, IFRS 9, will be trivial. The 2 that will have an impact for IFRS 15, which all companies will be adopting this year; and IFRS 16, which we are adopting a year earlier than mandated.

IFRS 15 relates to revenue recognition. Whilst there’s some cumulative balance sheet effect, there’s only a small impact on the full year income statement.

IFRS 16 requires all leases every 12 months to be capitalized on the balance sheet. Our leases are almost all property leases. And based on 2017 year-end numbers, we’ll be adding GBP 325 million of net lease liabilities into our net debt. Of course, our headline net debt-to-EBITDA ratio of 2.2x already takes account of operating leases in the calculation, so there is no impact on our quoted leverage.

Taking all the changes together, there is no impact on revenue or profit growth rates. Full year operating profit is unchanged, but there is a small impact on interest, which flows through to adjusted earnings per share. In the appendices, you’ll find tables setting out expected restated H1 and full year 2017 numbers, which will become the comparators when we start reporting on 2018 numbers in July.

Finally, I’d like to give you a little more detail on the corporate structure simplification Erik talked about earlier. The simplification will be implemented through a cross-border merger between the 2 parent companies, RELX PLC and RELX NV, with RELX PLC being the continuing entity whereas NV shareholders will receive 1 new RELX PLC share in exchange for each RELX NV share that they hold. Slide shows the expected time line for the simplification. From announcement today, we expect the merger documentation to be sent to shareholders during Q2. The shareholder meeting is to vote on the simplification towards the end of that quarter. The simplification is subject to certain conditions, including approval by both RELX PLC shareholders with a 75% majority and RELX NV shareholders with a 50% majority. Following shareholder approval, U.K. court approval will be sought in Q3, with the merger becoming effective around September.

The simplification will not create any changes on RELX PLC shareholders and there will be continuity for our NV shareholders. The table sets out the current position for PLC and NV shares and how that will change following the simplification.

Existing RELX PLC shareholders will continue to see their shares listed in London with dividends paid in sterling. The ADRs will continue to be listed in New York. Existing RELX NV shareholders will see their NV shares replaced by PLC shares, but those PLC shares will be listed in Amsterdam with a default position seeing dividends being paid in euros. Of course, all shareholders will have the ability to switch their PLC shares between markets, trading in London or Amsterdam. RELX PLC shares will continue to be included in the FTSE 100 Index with a share count that will roughly double. We expect RELX PLC to replace RELX NV in the AEX Amsterdam Index and RELX PLC shares to continue to be included in the STOXX Europe 600 index and other relevant pan-European indices.

With that, I will hand you back to Erik.

Erik Engstrom – RELX PLC – CEO & Executive Director

Thank you, Nick. So just to summarize what we have covered this morning. During 2017, our positive financial performance continued, and we made further strategic and operational progress. Going forward, key business trends in the early part of 2018 are consistent with 2017, and we’re confident that by continuing to execute on our strategy, we will deliver another year of online growth in revenue and adjusted operating profit, together with growth in adjusted earnings per share on a constant currency basis.

And with that, I think we’re ready to go to questions.

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FEBRUARY 15, 2018 / 9:00AM, REL.L - Full Year 2017 Relx PLC Earnings Presentation

Matthew John Walker - Crédit Suisse AG, Research Division - Research Analyst

On your confidence on the...

Erik Engstrom - RELX PLC - CEO & Executive Director

Sorry, yes. So yes. The way I think I have to look at it is that we have all these different subsegments that I talked about before, right? I mean, we talked about 50% of the business being subscriptions, 30% of the business, database and tools and electronic reference, 10% print, less than 5% of print format. And we have lots of subsegments in that, right, that vary a little a bit every year. But overall, we are pursuing improvements in our product sets, improvement in our customer value in all of those segments at the same time. And there are always some subvariations, also subvariation by customer group, right, by customer group as well as by product sets. There are regional variations and there are sort of timing-related variations. And that’s why when you look at this, you have to understand the broad product portfolio that we sell and the broad geographic portfolio we have and the broad customer sets. And I think I helped you before to scale the different portions of it. So we have seen over the last few years that there’s always a little bit of variation any 1-, 6- or 12-month period. But overall, as you’ve seen, the Elsevier growth rate has been very stable for the last 5 years. Okay? Okay, we have one over here.

Christopher Anton Giles Collett - Deutsche Bank AG, Research Division - Research Analyst

It’s Chris Collett from Deutsche. A couple of quick questions. One was just on Legal, you made a comment a couple of times now about the early stage legal analytics. Now obviously, adoption of analytics is somewhat slow. But just wondering, at what point does that become part of the customer workflow so that we can actually see an acceleration in the growth rate coming from Judge Analytics? Second was on STM but not about the consortium. It was really just about some of the acquisitions that you’ve been making over the past few years, some of the sort of preprint tools, the platforms, the workflow tools and so on. What is the overall strategy there? Are you going to run them as separate businesses? Are you looking at integrating them in with primary research? And then lastly, just on the collapse of the DLC structure, I just had a question about the — you’re going to continue to be listed in Amsterdam. But is that a — is that going to be a depository receipt listing or some other format?

Erik Engstrom - RELX PLC - CEO & Executive Director

Okay, I’m going to let Nick answer that one. But I’m first going to cover the others. You said Legal. Yes, we have spent a significant amount of time and effort in building out our analytics offering over the last few years. You are aware of some of the acquisitions we made, which we talked a little bit about in our investor seminar on Legal now, that’s probably bit over a year ago. And we are — we think this is a very significant, increasing value add to Legal decision-making over time, right, that to involve analytics and decision tools on top of the information, we think, has significant value over time. However, at the beginning, it is small. It’s growing very rapidly. So I wouldn’t say it’s slow. But I would say it’s small and growing rapidly, which means that, by our standards and impact to the whole business, it’s not material to what we’re doing today. But I do think it’s a material part of the value proposition to Legal customers over time. And I think it’s a very important piece. And I think we are extremely well positioned to do this for the legal industry based on how we do this across our several market segments and the capability we have in predictive analytics related to the risk division, which we also apply in the same way to the science and STM side. And that goes to the second question you said, which is, “What are we doing with all these other tools?” Well, that is exactly in the same direction. Yes, this company started historically as a publisher in many of our segments. We do not view ourselves today in any of our segments as only a publisher. We are a publisher. We publish content. We take ownership of that content, we stand by the content. We do retractions, we do corrections and so on. So we take our role as a publisher of content very seriously. But we believe that if we’re going to add more value to our customers across all these market segments all the time, we are moving significantly from providing information and content to actually helping our customers make better decisions, get better results from those decisions and to be more productive while doing it by offering a suite of alternative tools that you can use standalone. So here’s your answer to your precise question, that you can use standalone and you can only go in and use one of them at a time, if you would like, that’s your decision. But also if you’re a user of several of them, we plan to have them in almost all our market segments integrated with each other and linked, not forcing them together but linking them. So you can move more seamlessly between them and get better results while being more productive because you’re eliminating the complexity of stepping in and out, right? And therefore, you can follow the decision-making process, not just

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FEBRUARY 15, 2018 / 9:00AM, REL.L - Full Year 2017 Relx PLC Earnings Presentation

reading an article, which is one thing, but then taking the content in that article, working with that article, linking it to other similar articles or linking it to datasets in others on our platform, which you wouldn’t do if you had a printed-out article. You’re actually doing research inside the content sets on our platform. That is very different from the traditional reading a text on a page, right? And it adds significantly more value, we believe. And over time, when you get — when you integrate those tools and you provide them to different types of research center here or in different types of legal work, it’s a much higher value-add solution set for our customers. And that’s what we’re going with the acquisitions as both standalone and as integrated solutions. Okay?

Nicholas L. Luff - RELX PLC - CFO & Executive Director

Two things. The question about the share listing. So one major depository receipt is direct listing of the shares in Amsterdam. London will be the primary listing, but there will be an additional listing in Amsterdam. Unlike today, of course, it will be entirely fungible there. You can move the shares between the 2 markets and trade in either one with the same share.

Erik Engstrom - RELX PLC - CEO & Executive Director

Okay. We have one more in the back.

Richard Eary - UBS Investment Bank, Research Division - Executive Director and Head of European Media Team

It’s Richard Eary from UBS. Just two questions. Just the first one, STM. I mean, Erik, you gave some sort of breakdowns in terms of primary research percentage. I think looking back to the last time you gave some breakdown in 2015, that number was 59%. I’m just trying to make sure that those numbers are comparable between the 50% and 59%? And the second question is just on the RBA side, I think in the notes, you talked about an expansion in terms of RBA margins due to some portfolio shifts. Can you just elaborate on those portfolio shifts and whether those are sustainable into sort of ‘18, ‘19, particularly with the acquisition of ThreatMetrix?

Erik Engstrom - RELX PLC - CEO & Executive Director

Just to make sure I understood the second one, could you

Richard Eary - UBS Investment Bank, Research Division - Executive Director and Head of European Media Team

So in the notes for the results, there was a slight improvement in the RBA margins. And I think the comments around that was a change in the portfolio mix. So I’m just trying to understand what was the change. Is that sustainable?

Erik Engstrom - RELX PLC - CEO & Executive Director

Yes, okay. No, I got it. And Nick, you got that question, I’ll let you explain that one. Yes, okay. Yes, so I — we have shown you so many charts of our revenue breakdown over time for all our different divisions. And I can’t remember exactly which year we had the one that you refer to as you saw it looks like 59%. We have shown a few of those. It wouldn’t surprise me if it was something very close to that number in the past. I think if you look at it today, and we put some charts in the back that have the revenue breakdown by division, that have the revenue breakdown by area of different types of revenues, and I think that it might possibly be — if I do that today, if I did that today, I think we might be few percentage points lower than that, right? That’s the way we look at where we take the total research — primary research business, which you would refer to as the journal business with all its different subcomponents. So I know what the number is today, right, and it’s probably a few points below that but not many, not many points, just a little bit. You can see in the chart in the back, so it’s very close. So I’m not sure why it’s exactly why it has changed a couple of points. So whatever it might be over that time period, it might be that on the margin, there was some marginally different definitions or it’s currency, currency valuation differences between the countries that are higher or lower dollar-based versus because we take it spot at that time. And as we

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CAUTIONARY NOTE

This communication does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the simplification. It does not constitute a prospectus or prospectus equivalent document and investors should not make any investment decision in relation to any shares referred to in this communication. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and applicable European rules and regulations. A prospectus is expected to be made available to shareholders on RELX Group’s website (www.relx.com) in due course.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In addition to the prospectus to be made available to shareholders, RELX PLC will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include the prospectus. RELX PLC plans to mail the prospectus to the holders of American Depositary Shares of RELX N.V. and U.S. holders of ordinary shares of RELX N.V. (collectively, “RELX NV U.S. Shareholders”) in connection with the Simplification. RELX N.V. U.S. SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELX PLC, RELX N.V., THE SIMPLIFICATION AND RELATED MATTERS. RELX N.V. U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC by RELX PLC and RELX N.V. through the website maintained by the SEC at www.sec.gov. In addition, RELX N.V. U.S. Shareholders will be able to obtain free copies of the prospectus and other documents filed by RELX PLC with the SEC by contacting RELX Investor Relations at 1-3 Strand, London WC2N 5JR or by calling +44 20 7166 5634.